

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2018

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

> **Re:** **Consolidated-Tomoka Land Co.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed on March 26, 2018 by Wintergreen Partners Fund, LP, Wintergreen**
> **Advisers, LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho**
> **File No. 001-11350**

Dear Ms. Cohernour:

We have reviewed the filing above and have the following comments.

General

1. Please provide a brief legal analysis as to why the Fund and the Master Fund are not participants in the solicitation.

Proposal 1 – Election of Directors, page 13

2. Please provide the principal business of Value Investor Resources, Inc., Evan H. Ho's current employer. Refer to Item 5(b)(1)(ii) of Schedule 14A.

3. Disclosure on page 14 indicates that each of the Wintergreen Nominees would be considered "independent" under applicable federal securities rules and in accordance with the listing standards of "NYSE Alternext US LLC." Please revise to state that CTO's common stock is listed on the NYSE American, the successor to NYSE Alternext US LLC, and state whether the Wintergreen Nominees would be considered "independent" under this exchange's listing standards, pursuant to Item 407(a) of Regulation S-K. Refer to Item 7(c) of Schedule 14A.

Proposal 3 – Advisory Vote to Approve Executive Compensation, page 14

4. We note the disclosure added on page 14 in response to our prior comment 6. We do not believe you have provided adequate support for your assertion. We note the example you provided does not appear to reward management twice for the same transaction. Please either revise your disclosure or provide additional support for the statement referred to in our prior comment 6.

Proposal 4 – Approval of an Amendment to the Company's Amended and Restated…, page 15

5. We note the disclosure added on page 15 in response to our prior comment 7. We do not believe you have provided adequate support for your assertion. Your additional disclosure suggests that you believe selling stock as soon as it vests is inappropriate, but this does not support your assertion that selling stock as soon as it vests is "contrary to the stated purpose of the awards." Please either revise your disclosure or provide additional support for the statement referred to in our prior comment 7.

Background to the Solicitation, page 15

6. Disclosure on page 17 states that as of January 12, 2016, Mr. Albright had been granted over 314,000 stock options. Please provide additional support for this particular statement.

Other Participant Information, page 23

7. We reissue our prior comment 10. Please provide the information required by Item 5(b)(1)(xii) of Schedule 14A or tell us where such information is located.

8. With the exception of the Partnership, please state the amount of each class of securities of CTO which each participant owns of record but not beneficially. Refer to Item 5(b)(1)(v) of Schedule 14A.

Form of Proxy Card, page 32

9. Please revise your form of proxy card to clearly indicate whether each matter is proposed by the Company or by you. Refer to Rule 14a-4(a)(3).

Please contact Tiffany Piland Posil, Special Counsel, at (202) 551-3589 or me at (202) 551-8625 if you have any questions regarding our comments.

Sincerely,

/s/ Bryan Hough

Bryan Hough
Staff Attorney
Office of Mergers and Acquisitions

cc: Edward Horton
        Seward & Kissel LLP